UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kite Realty Group Trust

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

49803T102

(CUSIP Number)

John A. Kite

Chief Executive Officer and President

Kite Realty Group Trust

30 S. Meridian Street

Suite 1100

Indianapolis, IN 46204

(317) 577-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49803T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul W. Kite

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,045,714

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,045,714

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,045,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed on June 24, 2005 by Paul W. Kite. (the “Reporting Person”) relating to the common shares, par value $0.01 per share (the “Shares”), of Kite Realty Group Trust, a Maryland real estate investment trust (the “Issuer”). Unless otherwise defined, capitalized terms used in this Amendment No. 1 shall have the meaning ascribed to them in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)                Item 5 is hereby amended and supplemented as follows:

(a)   On June 7, 2007, the Reporting Person sold 800,000 units of limited partnership interest (“Units”) in Kite Realty Group, LP to JA Acquisition, LLC, a newly formed Indiana limited liability company owned by Alvin E. Kite and John A. Kite, the Reporting Person’s father and brother, respectively. As a result of the transactions described above and as of the date of this report, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2007

Date
/s/ Paul W. Kite

Signature
Paul W. Kite

Name/Title